EXHIBIT 10.7
September 12, 2006
Mr. Frederick L. Farrar
3502 Woodview Trace
Suite 210
Indianapolis, Indiana 46268
Dear Mr. Farrar:
     Reference is made to the merger (“Merger”) of [OP Merger Sub] with and into Windrose Medical Properties, L.P. (“Company OP”) pursuant to the Agreement and Plan of Merger dated September 12, 2006 (the “Merger Agreement”). In connection with the Merger, units of partnership interest in Company OP (“Company OP Units”) will automatically be converted into shares of common stock of Health Care REIT, Inc. (“Parent Shares”) as set forth in the Merger Agreement and cash in lieu of fractional shares, in a taxable transaction (the “OP Unit Exchange”). You and certain others are holders of Company OP Units and, in connection with the Merger, will exchange your Company OP Units in the Merger.
     Health Care REIT, Inc. (“Parent”) hereby agrees to pay to you, at the Effective Time of the OP Merger (as defined in the Merger Agreement), an amount of cash equal to the Adjustment Amount (as defined below), determined as of the Effective Time, attributable to your OP Unit Exchange. For informational purposes only, the Current Tax Cost based on December 31, 2005 basis numbers, and assuming a value of $18.06 per Company OP Unit in the OP Unit Exchange, is estimated to be approximately $27,322. The Gross-Up Amount will be calculated as set forth below.
     Katz Sapper Miller (the “Expert”) shall determine the Adjustment Amount. Parent shall be responsible for the fees and expenses of the Expert. In determining the Current Tax Cost (as defined below) and the Gross-Up Amount (as defined below), the Expert shall take into account, as relevant, your actual tax basis capital account in the Company OP, as determined for federal income tax purposes, and your actual tax basis in your interest in the Company OP.
     The payment of the Adjustment Amount pursuant to this letter agreement shall be in addition to, and shall not in any manner reduce, the amounts distributable or payable to you pursuant to the other provisions of the Merger Agreement and Amended and Restated Agreement of Limited Partnership of Company OP (calculated as if there had been no Adjustment Amount).
     “Adjustment Amount” means the amount equal to the sum of (i) the Current Tax Cost and (ii) the Gross-Up Amount as of the Effective Time of the Merger.

     “Current Tax Cost” means, with respect to the OP Unit Exchange, an amount equal to the aggregate of the federal, state and local income taxes, net of the benefit of the deduction from federal income taxes for state and local income taxes assumed paid, that would be incurred by you as a result of the OP Unit Exchange. For purposes of this paragraph, (x) all income arising from the OP Unit Exchange that is treated as ordinary income or short-term capital gain under the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and all payments under this letter agreement shall be treated as subject to federal, state and local income taxes at an effective tax rate imposed on ordinary income of individuals residing in the local and state in which you reside are for tax purposes determined using the maximum federal, state and local rates of tax on ordinary income then in effect, (y) all other income arising from the OP Unit Exchange shall be subject to federal, state and local income tax at the effective tax rate imposed on long-term capital gains of individuals residing in the local and state in which the you reside, determined using the maximum federal, local and state rates on long-term capital gains then in effect (including for this purpose with respect to any Code Section 1245 or Section 1250 recapture (or, as relevant, analogous state and local recapture), the maximum tax rate imposed on such income), and (z) any amounts giving rise to a payment pursuant to this provision will be determined assuming the OP Unit Exchange was the only transaction or event reported on your tax return (i.e., without giving effect to any loss carryforwards or other deductions attributable to you).
     “Gross-Up Amount” means an amount equal to the federal, state and local income taxes payable by you as the result of the receipt of an amount equal to the Current Tax Cost and the Gross-Up Amount, as applicable, pursuant to this letter agreement, calculated in a manner consistent with and using the same tax rates used for the calculation of Current Tax Cost. Exhibit A to this letter agreement sets forth an example of a calculation of the Gross-Up Amount.
Very Truly Yours,
HEALTH CARE REIT, INC.
By: /s/ George L. Chapman
Name: George L. Chapman
Title: Chairman and Chief Executive Officer

Exhibit A
Example of Gross-Up Amount Calculation

Total Gain Recognized	5,000,000
Unrecaptured Section 1250 Gain	500,000
Federal Tax Rate — Ordinary Income	35.00%
Federal Tax Rate — Unrecaptured Section 1250 Gain	25%
Federal Tax Rate — Regular Capital Gain	15%
Hypothetical Applicable State and Local Tax Rate	4.4%

State and Local Tax Due from OP Unit Exchange ($5,000,000 * 4.4%)	220,000
Federal Tax Benefit from State and Local Tax Deduction ($220,000 * 35.0%)	(77,000)

Federal Tax Due from OP Unit Exchange ($500,000 * 25% plus $4,500,000 * 15%)	800,000
Less: Federal Tax Benefit from State and Local Tax Deduction	(77,000)

Federal Tax Due	723,000
State and Local Tax Due	220,000

Total Tax Due	943,000

Gross-Up Calculation

Total Tax by Applicable Holders (net of any applicable deductions)	943,000

Divide by (1 — Federal, State and Local effective tax rate1)	62.14	%[2], [3]

Result	1,517,541

Payment for Federal, State and Local Tax Due	943,000
Gross-Up Payment	574,541

Total Payment	1,517,541
This Exhibit A is intended to provide an example of the gross up calculation used to determine the Gross-Up Amount only and does not reflect the actual tax due from the OP Unit Exchange.

[1]	The foregoing assumes solely for purposes of the illustration that any tax payments pursuant to the [letter agreement] would be taxed as ordinary income. The Expert shall be responsible for determining the tax rate applicable to such payments.

[2]	Does not take into account phase-out of itemized deductions.

[3]	Does not take into account any self-employment taxes relating to any payments.